ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the period ended August 31, 2007.

This MD&A is prepared as of October 22, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production.

1.2.1      Summary

In fiscal 2007, the Company finalized a transaction with Durnpike Investments (Proprietary) Limited (“Durnpike”) to acquire four diamond properties; of which the Holpan/Klipdam and Wouterspan properties currently have alluvial diamond operations. The Holpan/Klipdam Property and the Wouterspan Property are located in the Vaal River and Middle Orange River areas of the Northern Cape Province of South Africa.

In 2006, HC Van Wyk Diamonds Limited, now a subsidiary of Rockwell, entered into an option with Kanonloop Delwerye cc to evaluate the alluvial diamond potential of the Makoenskloof project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"), approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. Rockwell acquired its interest in Van Wyk and consequently Makoenskloof, via the transaction with Durnpike. Some contract bulk sampling was completed in fiscal 2007. Operations at Makoenskloof began during the quarter.

Some contract mining also took place on a portion of the Wouterspan property (Okapi farm).

Rockwell has received 51% of the net proceeds from production at these operating properties since January 31, 2007.

In the period ended August 31, 2007, total diamond production of 7,805.98 carats was derived from 952,976 cubic meters of gravels mined and processed at Holpan/Klipdam and Wouterspan and from trial

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

mining at Makoenskloof. The Company sold 4,980.63 carats at an average price of $2,659.69 per carat. Diamonds in inventory at August 31, 2007 totaled 3,783.21 carats.

The Company received revenues from sales of $14.2 million, which is inclusive of revenue received from sub-contractors of $0.4 million. Cost of sales and amortization totalled $7.8 million, resulting in a profit for the quarter of $431,209 or $0.00 per share.

In March 2007, the Company announced that it had concluded a conditional agreement to purchase the Middle Orange River Operations (“MORO”) of the Trans Hex Group (“Trans Hex”), a South African corporation. The purchase would include all of the diamond-related prospecting, exploration, mining, recovery and treatment operations conducted by Trans Hex, together with Mvela Exploration (Pty) Limited (held jointly by Trans Hex and Mvela Resources) (“Mvela”). These include the Saxendrift and Niewejaarskraal Mines (currently on care and maintenance) and certain associated prospecting projects in the same area. The MORO are located in the Northern Cape Province of South Africa. Currently, the Company is awaiting Ministerial Consent and from the Department of Minerals and Energy (“DME”) and a decision is expected in the last quarter of calendar 2007. Documentation required to complete the Ministerial Consent process, and thereby conclude the transaction, has been accepted and approved by the DME Regional Office in Kimberley and submitted to the DME Head Office in Pretoria for final approvals.

Rockwell holds two other alluvial diamond exploration projects, the Galputs Minerale project in South Africa and the Kwango River Project in the Democratic Republic of Congo (“DRC”). Programs for these two properties are in the planning stages.

Rockwell also holds the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. The Company is looking for new partners to advance exploration at the Ricardo Property.

1.2.2      Financings

During the quarter ended August 31, 2007 the Company did not complete any additional debt or equity financings. In the prior fiscal year ended May 31, 2007 the Company completed the following significant equity financings:

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of units at $0.50 per unit (the “Offering”).

Each unit consisted of one common share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell is using, or has used, the net proceeds from the Offering (a) to acquire the interests and/or rights in the four alluvial diamond properties in South Africa and the DRC, (b) to discharge the convertible

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

promissory notes of $9.5 million, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

Financing to raise up to $60 million

In April 2007, the Company announced a private placement whereby the Company will issue up to 115.4 million units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in the non-brokered offering.

Each unit is comprised of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering are being offered by a syndicate of agents. Closing of the offering occurred on the May 9, 2007.

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

1.2.3      Agreements

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the DRC. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa.

Subsequently, pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam, and were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007. The payment of ZAR30 million was made to the Van Wyk Trust during the period. Durnpike had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company also entered into an Exchange Agreement with the Van Wyk Trust pursuant to which it holds a call option, and has granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million ($9 million), payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE”). The Company is currently in discussions with a black economic empowerment (“BEE”) group to increase the BEE current shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% will be at a subscription price of ZAR17.5 million and the BEE group will also need to inject ZAR10.5 million working capital into the VWDG. During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR 22.5 million ($3.4 million). To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million ($7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest.

Pursuant to the Definitive Agreement, the Company:

  acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 39.8 million ($5.92 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the DRC. The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company;

  will spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As it seems highly unlikely that the deadline of February 29, 2008 will be met, the Company is currently negotiating an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration.

  Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 16(b) to the audited financial statements for the year ending May 31, 2007).

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition, as per the Definitive Agreement, were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project and appointed three of the Vendors to the Company’s Board of Directors.

Middle Orange River Operations

On March 6, 2007, Rockwell and Trans Hex announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA, may acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”).

Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines and three alluvial diamond exploration projects located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa, collectively called the Middle Orange River Operations and Projects or “MORO”. Rockwell’s Wouterspan alluvial diamond operation is located on the north bank of the Middle Orange River immediately adjacent to the Saxendrift and Niewejaarskraal diamond mines.

The MORO includes (but are not limited to):

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape Province of South Africa (see MORO Mineral Rights table below);
  a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;
  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR53 million ($8.5 million);
  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and
  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

It is proposed that Rockwell will pay a cash purchase consideration to Trans Hex of approximately ZAR100.4 million ($15.1 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million [$0.8 million]) and rehabilitation bonds (capped at ZAR4.25 million [$0.7 million]) (All such purchase payments and liabilities are expected to total approximately $17.7 million, subject to adjustment depending on the final combination of assets acquired.) As noted above, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift SPV”), which Rockwell will acquire via Rockwell RSA for the consideration indicated above.

The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

  The unconditional approval of South Africa’s Competition Commission;
  All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift special purpose vehicle (“Saxendrift SPV”) and the acquisition by Rockwell of the shares in Saxendrift SPV;
  Satisfactory provision by Rockwell of certain financial undertakings to THO;
  The approval by the TSX Venture Exchange;
  Completion by Rockwell to its satisfaction of a mineral title due diligence investigation; and
  The audited balance sheet of Saxendrift SPV as at the effective date meeting specified criteria.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed on care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

These conditions have now been satisfied and the Company is awaiting requisite Ministerial consent.

1.2.4      Production Properties

A summary of Rockwell’s share of diamond production and sales for the three month period to August 31 is provided below.

In the quarter ending August 31, 2006, Rockwell had not yet acquired its interest in the alluvial diamond projects so there are not any comparative production results for that period; therefore, the current quarter is compared to the previous quarter.

Production and Sales

Rockwell’s Share of Production Quarter ending August 31, 2007
Operation	Production Volume (cubic meters)	Production (carats)	Average grade (carats per 100 cubic meters)
Holpan	275,758	2,446.07	0.89
Klipdam	259,527	2,528.02	0.97
Wouterspan	354,492	2,594.59	0.73
Makoenskloof	63,199	237.30	0.38
Total	952,976	7,805.98	0.82

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell’s Share of Sales and Inventory Quarter ending August 31, 2007
Operation	Sales (carats)	Value of Sales (US$)	Value of Sales (C$)	Average dollar value (US$) per carat	Inventory (carats)
Holpan	1,469.20	3,149,370	3,333,608	2,143.59	1,382.65
Klipdam	1,758.87	5,218,220	5,523,486	2,966.80	1,171.70
Wouterspan	1,752.56	4,879,342	5,164,880	2,784.12	991.56
Makoenskloof	0	0	0	0	237.30
Total	4,980.63	13,246,932	14,021,974	2,659.69	3,783.21

The above table does not include contract diamond revenue sales from the Makoenskloof and other properties.

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Production during the quarter ended August 31, 2007 at Holpan at was 2,446.07 carats from 275,758 cubic meters (551,516 tonnes) of gravels. This is an increase in carat production from 2,205.76 carats in the previous quarter. Production at Klipdam was 2,528.02 carats from 259,527 cubic meters (519,054 tonnes) of gravels. This is an increase in carat production from 1,468.32 carats in the previous quarter. The average cost of production was C$3.05 per tonne, an increase from the C$3.00 per tonne in the previous quarter.

Sales from Holpan were 1,469.20 carats at an average value per carat of US$2,143.59. This is a decrease from 2,177.86 carats sold in the previous quarter but an increase in the value per carat from US$820.57 in the previous quarter. The inventory at Holpan is 1,382.65 carats.

Sales from Klipdam were 1,758.87 carats at an average value per carat of US$2,966.80. This is an increase from 1,330.53 carats in carat sales and in value per carat from US$793.82 in the previous quarter. There is an inventory of 1,171.70 carats for Klipdam.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on two portions of the property called the Farhom and Okapi farms, exploiting the Rooikoppie and Primary gravel units.

During the quarter ended August 31, 2007, the property produced 2,594.59 carats from 354,492 cubic meters (708,984 tonnes) of gravels. This is an increase in carat production from 1,621.59 carats in the previous quarter. The average cost of production was C$3.05 per tonne, an increase in the average cost of production from C$3.00 per tonne in the previous quarter.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales from Wouterspan were 1,752.56 carats at an average value per carat of US$2,784.12. This is an increase from 1,714.42 carats sold in the previous quarter and in the value per carat of US$1,153.82 in the previous quarter. There is an inventory of 991.56 carats.

Makoenskloof Property

The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation.

Trial mining operations began at Makoenskloof in July 2007, with the objective of confirming the grade and diamond values for the deposit. Drilling is also planned to assess the extent and volume of the diamond bearing gravels. Subject to all of this work producing adequate results, the Company plans to ramp up to full production in early 2008.

Production from trial mining during the quarter at Makoenskloof at was 278.49 carats from 63,199 cubic meters (126,398 tonnes) of gravels at an average cost of C$3.05 per tonne. There were no sales during the quarter from the production at Makoenskloof.

1.2.5      Exploration and Development Properties

Galputs Minerale Project, Northern Cape Province, South Africa

The Galputs Minerale Project consists of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. The project is indirectly owned by Virgilia Investments Inc, a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private South African company, holds mining rights to the Galputs Project.

A program was proposed in 2006 for further exploration and bulk sampling operations. No work was done in 2007, or is immediately planned for 2008, as attention is focused on completion of definitive agreements, production at Holpan/Klipdam, Wouterspan and Makoenskloof and acquisition of the Saxendrift properties.

Kwango River Project, Democratic Republic of Congo

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines SPRL (“Midamines”), a DRC company. Durnpike has an option agreement with Midamines (“Midamines Agreement”) to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces, which are being mined by small scale operations.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Over the past few months, the Company has been advancing the logistical activities for its planned exploration and bulk sampling initiative with Midamines. Rockwell has established a working base in Kinshasa and conducted geophysical and other investigations on site.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement in accordance with a mandate granted by such shareholder, denied the validity of the Midamines Agreement. The remaining 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of Midamines internal dispute.

The Company remains committed to the Kwango River Project and is confident that the ongoing dispute between the shareholders of Midamines will be resolved. The Company will obtain formal legal advice from both Belgian and DRC legal counsel as soon as possible as the Midamines Agreement is governed by Belgian law and the obligations under the Midamines Agreement are to be implemented, where required, in accordance with the laws of the DRC. Concurrently, the Company will also monitor the resolution of the internal dispute between the Midamines shareholders. If the issue of minimum royalty payments is not settled on or before December 31, 2007, the Company will seek formal legal advice and may consider formally terminating the Midamines Agreement.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration or a potential divestiture of the property.

1.2.6      Acquisitions

The Middle Orange River Operations

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

The Saxendrift Mine comprises three mining areas: Brakfontein, Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per ct price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, dense media separation (“DMS”), and Flow-sort X-ray recovery.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

THO began its development of the Niewejaarskraal Mine with a bulk sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

During its tenure of the MORO, THO also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling. Resource information obtained from these activities, including gravel volumes, grades, diamond resources, and diamond value estimates are included in the “MORO Diamond Resources” table.

The mineral rights holding of the properties which would be acquired by Rockwell on successful completion of the Transaction are indicated in the table below. The majority of the mineral rights listed below have already been converted by Trans Hex to new order rights under South Africa’s Mineral and Petroleum Development Act, 2002. Saxendrift mine rights are currently the subject of a conversion process by Trans Hex. Trans Hex Group will transfer all its relevant mineral rights and associated assets into Saxendrift SPV, which Rockwell will acquire via Rockwell RSA.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

MORO Mineral Rights

PART 1 – SAXENDRIFT MINING OPERATIONS
	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE
TRANS HEX RIGHTS	Saxendrift 20	Ptn of Rem	1368.2940	Trans Hex Operations
	Saxendrift 21	Remainder
	Saxendrift 21	Ptn of Ptn 1
MVELA RIGHTS	Saxendrift 20	Ptn of Rem	359.0000	Mvela Exploration
PART 2 – NIEWEJAARSKRAAL MINING OPERATIONS
TRANS HEX RIGHTS	Niewejaarskraal 40	Ptn of Ptn 6	1766.3900	Trans Hex Operations
	Niewejaarskraal 40	Ptn of Ptn 4
	Niewejaarskraal 40	Ptn of Ptn 2
	Viegulands Put 39	Ptn of Rem
MVELA RIGHTS	Viegulands Put 39	Ptn of Rem	324.1050	Mvela Exploration
	Niewejaarskraal 40	Ptn of Ptn 6	995.2000	Mvela Exploration
PART 3 - PROSPECTING PROJECTS
KWARTELSPAN PROJECT	Kransfontein 19	Ptn 1	903.6500	Mvela Exploration
	Kwartelspan 25	Remainder
REMHOOGTE-HOLSLOOT PROJECT	Remhoogte 152	Ptn of Ptn 1	2798.5110	Pioneer Minerals
	Holsloot 47	Ptn of Rem
		Ptn of Ptn 3	1049.5900	Trans Hex Operations
ZWEMKUIL-MOOIDRAAI PROJECT	Zwemkuil 37	Ptn of Rem	2488.1240	Mvela Exploration
	Mooidraai 36	Ptn of Rem	2901.0000

          Ptn - portion; Rem - remainder

In 2006, Trans Hex commissioned an Independent Techno-Economic Valuation Report (the “Venmyn Report”) by Venmyn Rand (Pty) Ltd (“Venmyn”) authored by C.A. Telfer, Pr.Sci.Nat., G.D. Stacey, B.Sc.Eng., M.C. Ecklund, AMSAIMM, and A.G. Bloomer, Pr.Sci.Nat. The Venmyn Report was prepared to assess and characterize the technical and economic potential of the MORO in respect of a decision made by Trans Hex to dispose of MORO diamond bearing resources and assets. An updated technical report was completed for Rockwell based on additional field work by G. D. Stacy and C. A. Telfer.

The MORO operations and exploration projects have indicated and inferred diamond resources. These are summarized in the MORO Diamond Resources table. All resources were independently audited by Venmyn and prepared in accordance with the South African Mineral Resource Code (SAMREC) and the JSE Listings Requirements.

The Venmyn Report describes in detail the various technical activities undertaken as they relate to the resource estimations. The volumetric measurements were determined by geologic stratigraphic mapping, drilling, and bulk sampling. In addition, density measurements were undertaken on bulk samples and production samples. The bulk sample methodology is described in the Venmyn Report.

Resource evaluation programs have been undertaken in a number of campaigns as early as 1982 and include 1996 through 1997. Trans Hex has undertaken drill programs from 2000 to 2001 comprised of 30,184 meters drilling on grids of 50 meters by 50 meters and 25 meters by 25 meters. Diamond grades were estimated from bulk samples and production records.

The Venmyn Report confirms that the mineral tenure is a mix of “old order” rights and new converted rights. Those leases that currently have “old order” rights have had the “new order’ rights applied for and it is anticipated that they will be issued in the normal course. Surface rights over Saxendrift are owned outright and there are land use agreements on the remaining properties.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition there are Environmental Management Program reports for all the additional mining and exploration operations. There is also a registered environmental trust fund which is utilized for the various operations; this trust fund will be assumed by Rockwell.

The operations require water use licenses (WUL), for mining and bulk sample operations. The various operations have the respective WUL. There has also been a “Social and Labour Plan" filed with the Department of Minerals and Energy which is required as part of mining activities.

MORO Diamond Resources

MINE/PROJECT	MINING AREA	RESOURCE CLASSIFICATION	VOLUME cubic meters (m³)	GRADE (carat/100m³)	CARATS
Saxendrift Mine	Saxendrift Terrace A	Indicated	1,838,000	0.83	15,207
		Inferred	5,723,000	0.48	27,344
	Saxendrift Terrace B	Indicated	422,000	1.15	4,850
		Inferred	1,821,000	0.68	12,334
	Stockpiles	Indicated	415,000	0.47	1,947
		Inferred	263,000	0.29	763
	Total/Average Saxendrift Mine Indicated		2,675,000	0.82	22,004
	Total/Average Saxendrift Inferred		7,807,000	0.52	40,441
Niewejaarskraal Mine	Niewejaarskraal	Indicated	4,174,000	0.80	33,376
		Inferred	1,696,000	0.48	8,132
	Viegulandsput	Indicated	1,864,000	1.16	21,703
		Inferred	1,465,000	0.47	6,911
	Nieweskraal TB2	Inferred	4,919,000	0.90	44,066
	Total/Average Niewejaarskraal Mine Indicated		6,038,000	0.91	55,079
	Total /Average Niewejaarskraal Mine Inferred		8,080,000	0.73	59,109
Zwemkuil- Mooidraai	N/A	Inferred	1,640,000	0.95	15,643
Remhoogte- Holsloot	N/A	Inferred	11,503,000	1.15	131,781
Kwartelspan	N/A	Inferred	1,385,000	1.50	20,838
	Total/Average of Exploration Projects Inferred		14,528,000	1.16	168,262
	Grand Total – Indicated Resources		8,713,000	0.88	77,083
	Grand Total – Inferred Resources		30,415,000	0.88	267,812

Studies by THO indicated densities or specific gravities at the Saxendrift operations: 2.2 for Basal gravels, and 1.90 for Middlings gravels. The deposits are similar at all the mines and projects described above and an average density or specific gravity of 2.1 is be used to convert cubic meters to tonnes. The total indicated mineral resources would be 18.3 million tonnes and the total inferred mineral resources would be 63.9 million tonnes.

Average diamond prices realized by THO through Trans Hex tender sales for Saxendrift during the period May 2001 to the end of 2005 were US$1400 per carat, and an average price of US$1375 per carat was achieved for Niewejaarskraal for the period September 2001 to the end of 2005.

Rockwell’s Wouterspan alluvial operation is located on the north bank of the Middle Orange River across from the Saxendrift - Niewejaarskraal mines of THO. The Wouterspan diamond bearing gravel sequence constitutes a large alluvial diamond deposit, which is a remnant of an extensive braided river system

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

represented by coarse gravel deposits, sand rich lenses, an upper calcrete layer and surface deflation layer typically referred to as the ‘Rooikoppies’. Deposits found at Wouterspan are contiguous with the Saxendrift and Niewejaarskraal deposits located on the south bank of the river. At Rockwell’s Wouterspan operation, an average price of about US$2508 per carat was achieved by means of tender sales in the 11 month period from March 1, 2006 to January 31, 2007. This high average value was strongly influenced by the recovery of a number of large diamonds in this period, including three stones of over 100 carats.

It is expected that the value of the MORO will be realized better by Rockwell as a consequence of its ability to exploit the deposits on a high volume, low cost basis. This approach at Saxendrift and Niewejaarskraal will emulate the volume-based development and mining strategy as applied at its Wouterspan operation, and Rockwell’s other operations at Holpan-Klipdam operations, north of Kimberley, thereby achieving economies of scale, lower unit costs, and realizing latent value in the ground.

Merits of the MORO include:

  the scarcity of well developed and well understood diamond projects in South Africa, and prevailing market conditions of high demand and high stone prices;
  the high stone prices for which the Saxendrift Mine is renowned, which have been achieved on a regular basis - the Niewejaarskraal Mine has also produced diamonds of similar values;
  the rights to additional exploration projects adjacent to the current operations; these projects represent future upside potential which could be developed using the established mining infrastructure;
  the existing processing and final recovery plant on Saxendrift and Niewejaarskraal including pan plants, DMS plants, and X-ray recovery units, as well as a limited amount of serviceable earth moving equipment, the well established infrastructure that is in place on the Saxendrift and Niewejaarskraal mines including offices, service bays, accommodation and catering facilities, electrical power, and water reticulation which will support simultaneous operation on all properties; and
  Security infrastructure implemented by Trans Hex and the ability to link these into systems run by Rockwell.

Acquiring the MORO properties will allow Rockwell to combine its Wouterspan operation with that of the Saxendrift and Niewejaarskraal mines and thereby optimize the utilization of its management and operating teams and infrastructure at Wouterspan, which is located directly across the Middle Orange River from Saxendrift and Niewejaarskraal.

1.2.7      Market Trends

The rough diamond market showed steady growth in demand in 2005. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments.

In 2006, diamond prices increased 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the United States of America. Prices of larger solid diamonds continued to show solid gains on a year-over-year basis.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

During 2007 the international diamond market showed continued strong demand and concomitant increases in diamond prices. Worldwide diamond supply showed a flat or downward trend in terms of carats. As a consequence of demand effectively starting to outstrip supply, prices of rough goods greater than 2carats in size showed strong increases in the first part of the year which was also reflected in polished prices for large goods. For example round polished diamonds, 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year.

The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired by Rockwell in the Kimberley area of South Africa, which comprises a significant component of large (greater than 2 carats, including 10 carat) stones. Demand for large high quality diamonds such as those produced by Rockwell remains particularly strong and for the first six months of 2007 the Company has achieved an average price of US$1,500 per carat.

Interestingly there has also been appreciation in the price of small diamonds typically referred to as Indian goods. This reflects growing shortages in these qualities and sizes due to declining world production as long standing mines in Russia, South Africa and West Australia reach the end of their lives and either have to go underground with reduced production, or close down as has been in the case for the Kimberley (South Africa) underground mines.

Rockwell is confident that given the growing world wide shortage in diamonds, particularly in large diamonds (+2 carats), that it will continue to benefit from price appreciation in the large and high value goods that it produces from its alluvial mining operations in South Africa.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2007	2006	2005
Current assets	$56,142,572	$256,456	$580,530
Mineral properties	24,121,855	1	46,857
Other assets	49,341,956	32,190	32,190
Total assets	129,606,383	288,647	659,577

Current liabilities	29,399,774	1,146,070	29,976
Other liabilities	28,613,767	–	–
Shareholders’ equity (deficiency)	71,592,842	(857,423)	629,601
Total liabilities and shareholders’ equity	$129,606,383	$288,647	$659,577

	Years ended May 31
Statement of Operations	2007	2006	2005
Revenue	$10,103,328	$–	$–
Mine site operating costs	(8,974,742)	–	–
Amortization and depletion	(2,074,415)	–	–
Operating profit (loss)	(945,829)	–	–
Expenses
Accretion of reclamation obligation	55,471	–	–
Exploration	1,371,351	307,390	920,902
Foreign exchange loss (gain)	(3,580,364)	(46,881)	3,105
Legal, accounting and audit	691,759	175,782	80,078
Office and administration	2,993,453	489,015	285,618
Property Investigations	–	399,006	–
Shareholder communications	200,574	32,130	19,896
Stock-based compensation	79,623	83,516	11,513
Travel and conference	666,194	132,645	30,293
Transfer agent filings	176,530	20,843	22,795
Subtotal	2,654,591	1,593,446	1,374,200
Gain on sale of marketable securities	–	(56,585)	(6,138)
Loss on disposal of equipment	94,621	–	–
Interest income	(372,149)	(2,172)	(17,854)
Interest on capital leases	433,125	–	–
Convertible note accretion and interest expense	2,466,839	–	–
Loss on early extinguishment of convertible promissory notes	137,957	–	–
Write-off of amounts receivable	224,942	–	–
Write-down of marketable securities	1	19,128	135,486
Write-down of mineral property interests	–	46,856	–
	2,985,336	1,600,673	1,485,694
Loss before income taxes	6,585,756	1,600,673	1,485,694
Future income tax recovery	(635,773)	–	–
Loss before non-controlling interest	5,949,983	1,600,673	1,485,694
Non-controlling interest	415,159	–	–
Loss for the year ended	$6,365,142	$1,600,673	$1,485,694
Basic and diluted loss per common share	$(0.11)	$(0.07)	$(0.06)
Weighted average number of common shares outstanding	55,418,242	23,640,123	23,376,122

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Aug 31	May 31		Feb 28	Nov 30	Aug 31	May 31		Feb 28	Nov 30
	2007	2007		2007	2006	2006	2006		2006	2005
Current assets	$46,861	$56,143		$25,751	$23,063	$8,397	$257		$197	$205
Mineral properties	25,589	24,122		18,788	–	–	–		47	47
Other assets	55,997	49,342		36,884	42	32	32		32	32
Total assets	128,447	129,606		81,423	23,105	8,429	289		276	284

Current liabilities	23,899	29,400		43,261	6,149	9,599	1,146		446	128
Other liabilities	32,297	28,613		21,966	–	–	–		–	–
Shareholders’ equity (deficiency)	72,251	71,593		16,196	16,956	(1,169)	(857)		(170)	156
Total liabilities and
shareholders’ equity	128,447	129,606		81,423	23,105	8,429	289		276	284

Working capital (deficit)	22,962	26,743		(17,510)	16,914	(1,202)	(890)		(250)	77

Revenue	14,222	7,684		2,419	–	–	–		–	–
Mine site operating costs	(5,809)	(7,100)		(1,874)	–	–	–		–	–
Amortization	(1,975)	(1,680)		(395)	–	–	–		–	–
Operating profit (loss)	6,438	(1,096)		150	–	–	–		–	–

Expenses
Accretion of reclamation obligation	59	55		–	–	–	–		–	–
Exploration	304	162		508	526	175	120		134	16
Foreign exchange	(641)	(2,856)		(336)	(394)	6	3		(54)	4
Legal, accounting and audit	66	403		(252)	326	215	118		32	19
Office and administration	700	1,651		621	409	313	227		134	62
Property investigation	–	–		–	–	–	139		87	147
Shareholder communications	69	57		53	51	40	11		9	11
Stock-based compensation	32	8		16	18	38	63		15	6
Travel and conference	126	285		120	125	136	30		49	54
Transfer agent filings	7	56		23	52	45	3		12	5
Subtotal	721	(179)		754	1,113		714
						968			418	324
Gain on sale of marketable securities	–	–		–	–	–	–		(57)	–
Gain on investments	–	16		(16)	–	–	–		–	–
Write-off of amounts receivable	–	225		–	–	–	–		–	–
Loss (gain) on disposal of equipment	(25)	82		12	–	–	–		–	–
Interest income	(486)	(222)		(97)	(51)	(2)	(1)		–	(1)
Interest on capital leases	471	433		–	–	–	–		–	–
Accretion and interest expense	86	610		356	1,156	345	–		–	–
Loss on early retirement of
convertible note	–	–		–	138	–	–		–	–
Write-down of marketable securities	–	–		–	–	–	–		–	2
Write-down of mineral property
interests	–	–		–	–	–	47		–	–
Profit (loss) before income taxes	5,671	(2,061)		(859)	(2,356)	(1,311)	(760)		(361)	(325)
Future income tax recovery (expense)	(1,768)	646		(10)	–	–	–		–	–
Loss before non-controlling interest	3,903	(1,415)		(868)	(2,356)	(1,311)	(760)		(361)	(325)
Non-controlling interest	(3,472)	(506)		91	–	–	–		–	–
Profit (loss) for the period	$431	$(1,921)		$(777)	$(2,356)	$(1,311)	$(760)		$(361)	$(325)

Basic and diluted profit (loss) per								$
share	$0.00	$(0.03)	$	(0.01)	$(0.08)	$(0.05)	$(0.03)		(0.02)	$(0.01)

Weighted average number of common
shares outstanding (thousands)	187,132	99,614		68,307	30,322	24,191	23,675		23,658	23,614

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

The Company had a earnings of $431,209 for the three month period ended August 31, 2007 compared to a net loss of $1,310,728 for the comparable period in the prior year. The increase in earnings during the quarter is primarily due to increased production and sales levels.

During the three months ended August 31, 2007, the Company realized rough diamond sales of $14,201,949 compared to $nil for the comparable period in the prior year. Mine site operating costs amounted to $7,784,075, which includes amortization and depletion charges of $1,975,013 (three months ended August 31, 2006 – nil).

Exploration expenses (excluding stock-based compensation) increased to $303,644 for the first quarter of fiscal 2008 compared to $174,741 for the first quarter of fiscal 2007. This increase is due to engineering activities and property assessment fees of $191,701 performed on the African diamond properties which includes the Holpan/Klipdam property and the Kwango River Project in the DRC, as well as property fees and site activities amounting to $111,943 performed at the Ricardo property in Chile.

Foreign exchange gain increased to $641,267 for the three months ended August 31, 2007 compared to a foreign exchange loss of $5,751 for the same period in the previous year due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the first quarter of fiscal 2008 increased to $699,896 in comparison to $296,592 incurred in for the first quarter of fiscal 2007, primarily due to increased consulting and salary expenses required to support the increase in corporate financing, acquisition, operational management and property investigation activities. Travel and conference expenses amounted to $125,804 for the quarter ending August 31, 2007 compared to $135,763 for the same period in the previous year. Legal, accounting and audit expenses for the first quarter of fiscal 2008 was $65,762 compared to $215,358 incurred in first quarter of fiscal 2007. This decrease was primarily due to reduced legal and accounting services as the Company’s acquisition activities of Durnpike and HC Van Wyk have been completed.

Stock-based compensation amounted to $32,073 in the first quarter of fiscal 2008 in comparison to $38,041 incurred the first quarter of fiscal 2007.

Interest expenses decreased to $85,744 for the first quarter of fiscal 2008, compared to $344,788 for the same period in the previous year, mainly due to the accretion and interest charges relating to the issuance of the convertible promissory notes during the first quarter of the prior year.

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At August 31 2007, the Company had a working capital of $22,962,540 compared to working capital of $26,742,798 at May 31, 2007.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

At August 31, 2007, the Company had a remaining payment commitment of ZAR39.8 million ($5.92 million) in common shares of the Company to the Vendors relating to the acquisition of Durnpike. As part of the Durnpike acquisition, the Company completed the payment of ZAR30 million ($4.5 million) in cash to the Van Wyk Trust during the first quarter of fiscal 2008.

The Company has the following payment commitments: (a) payment of ZAR5.7 million ($844,203) in cash to Folmink Delwery CC (Makoenskloof) for plant and equipment (b) minimum lease payments of ZAR109 million ($16.1 million) in installments up to the year 2010 to various financial institutions for plant and equipment.

Other than described above the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

As described in 1.2.2 Financings, the Company did not complete any debt or equity financings during the period, however the Company has sufficient funds available to meet its capital expenditure requirements.

As at August 31, 2007, the Company has the following capital expenditure commitments:

a)

Pursuant to the Definitive Agreement, the Company should spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. In addition, Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see Kwango River Discussion at 1.2.5 Exploration and Development Properties – Kwango River Project);

b)

In April 2007 the Company, entered into an agreement in relation to Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at August 31, 2007 the Company is committed to pay the remaining consideration of ZAR5.7 million ($844,203) in the following manner:

•

ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million ($150,100) and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

•

The remaining balance payable of shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa;.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

c)

In relation to the acquisition of Saxendrift Mine (Pty) Ltd., the Company will pay cash consideration of approximately ZAR100.4 million ($14.8 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). All payments and liabilities are expected to total approximately $16.2 million, subject to certain final adjustments.

In May 2007, the Company completed a $60 million private placement which will be used to fund above acquisitions and capital expenditure commitments (described in item 1.2.2 Financings).

Other than already described, the Company had no commitments for capital expenditures and no lines of credit or other sources of financing which have been arranged but as yet unused as at August 31, 2007.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Balances payable	As at	As at
	August 31, 2007	May 31, 2007
Hunter Dickinson Inc. (a)	$32,159	$37,571
Euro-American Capital Corporation (b)	2,076	2,879
CEC Engineering (c)	10,446	5,558
Hennie van Wyk loan (m)	1,029,186	–
Durnpike shareholder loans (i)	1,503,566	1,503,566
Banzi Trading (j)	4,262	2,191
Jakes Tyres (k)	63,155	10,993
Cashmere Trading (g)	45,706	46,543
AA Van Wyk (l)	50,325	–
	$2,740,881	$1,609,301

Balances receivable

Flawless Diamonds Trading House (h)	$2,794,761	$781,928
AA Van Wyk (l)	–	57,325
	$2,794,761	$839,253

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended August 31
Transactions	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$220,869	$391,430
Euro-American Capital Corporation (b)	8,148	4,440
CEC Engineering (c)	15,275	45,333
John Bristow (d)	–	75,749
Jeffrey B Traders CC (e)	27,063	–
Seven Bridges Trading (f)	13,189	–
Cashmere Trading (g)	121,339	–
Banzi Trade 26 (Pty) Ltd (j)	4,152	–
Jakes Tyres (k)	135,872	–
AA Van Wyk (l)	152,979	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$14,201,949	$–

(a)

Hunter Dickinson Inc. (“HDI”) is private company owned equally by nine public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	John Bristow, President, Chief Executive Officer and a director of the Company, provided engineering consulting services at market rates to the Company.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

Pursuant to the Company’ agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were subsequently appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie, a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(k)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(l)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

(m)	Hennie Van Wyk, an officer and shareholder of one of the Company’s subsidiaries,, provided cash advances to the Company at nil interest and with no specific repayment terms.

1.10         Fourth Quarter

Not applicable.

1.11         Proposed Transactions

Please refer to the discussion of the proposed transaction in Section 1.2.4 Acquisitions, The Middle Orange River Operations.

1.12         Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13         Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on June 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14         Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and equivalents, restricted cash, amounts receivable, security deposit, reclamation deposit, accounts payable and accrued liabilities, reclamation obligation, capital leases, amounts owing pursuant to acquisition and balances receivable from or due to related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15         Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1      Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses of the accompanying financial statements.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2       Disclosure of Outstanding Share Data

The following details the share capital structure as at October 22, 2007, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				187,394,136

Share purchase options	February 29, 2008	$ 0.42	175,000
	March 28, 2008	$ 0.50	150,000
	July 10, 2010	$ 0.68	300,000
	September 24, 2012	$ 0.62	5,905,500	6,530,500

1.15.3       Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended August 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

ROCKWELL DIAMONDS INC.
PERIOD ENDED AUGUST 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

There have been no significant changes in the Company's disclosure controls during the quarter ended August 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.